SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
October 28, 2010
Commission File Number: 000-30735
Rediff.com India Limited
(Translation of registrant’s name into English)
1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road
Mahim (West), Mumbai 400 016
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)):

Other than Exhibit 99.3 hereto (which is expressly not incorporated into any of the Registration statements listed hereafter), this report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statements on Form S-8 (File Nos. 333-143836 and 333-143837) filed with the Securities and Exchange Commission and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

i

On October 28, 2010, Rediff.com India Limited (“Rediff.com”) issued a press release announcing its financial results for its second fiscal quarter ended September 30, 2010. A copy of the related press release is attached hereto as Exhibit 99.1.
Rediff.com has scheduled an Extra-ordinary General Meeting of its shareholders for 10:00 a.m. (Indian Standard Time) on November 26, 2010, at its registered office at 1st Floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai 400 016, Maharashtra, India, for the purpose of approving: (i) certain transactions relating to the acquisition by Rediff of Vubites India Private Limited (the “Acquisition”), and (ii) the reservation for issuance of up to 250,000 Equity Shares (equivalent to 500,000 ADRs) to certain employees and directors of Rediff pursuant to the Employee Stock Option Plan of 2010. A copy of the notice, attendance slip and proxy form issued by Rediff.com and sent to its members (including Citibank, N.A., in its capacity as depositary under the Deposit Agreement dated as of June 13, 2000) is attached hereto as Exhibit 99.2. A copy of Bansi S. Mehta & Co.’s Report on Fairness of the Consideration to be paid in connection with the Acquisition is attached hereto as Exhibit 99.3.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2010	Rediff.com India Limited
(Registrant)

	By:	/s/ Jayesh Sanghrajka

		Name:	Jayesh Sanghrajka
		Title:	Vice President Finance
[SIGNATURE PAGE TO FORM 6-K]

EXHIBIT NO.	DESCRIPTION

99.1	Press release issued by the registrant dated October 28, 2010.

99.2	Notice of Extra-ordinary General Meeting of the Members of Rediff.com India Limited, attendance slip and proxy form.

99.3	Bansi S. Mehta & Co.’s Report on Fairness of the Consideration to be paid in connection with the Acquisition.